United States Securities and Exchange Commission
Division of Corporate Finance
Att: April Sifford - Branch Chief
Stavanger, 16th September, 2005
Re: Ocean Rig ASA
Dear Sir,
We refer to your letter dated September 2, 2005 and received by fax on the same date, regarding our 20-F report for fiscal year 2004 (“20-F Report”), filed on June 10, 2005 (file number 333-09110).
We have set forth below the response of Ocean Rig ASA (“Ocean Rig” or the “Company”) to your comment to our 20-F Report. For your convenience, our response is preceded by your comment.
Form 20-F for the Fiscal Year Ended December 31, 2004
1.	Comment. We note the disclosure in your filing regarding Eirik Raude’s drilling offshore Cuba for Repsol YPF. In light of the fact that Cuba is identified as a state sponsor of terrorism by the U.S. State Department, and is subject to economic sanctions administered by the U.S. Treasury Department’s Office of Financial Assets Control, please describe for us more fully Eirik Raude’s operations offshore Cuba, including the material terms of your contract with Repsol, and the dollar amount of revenue you received from Repsol in connection with this drilling activity.

Please advise us of your view as to the materiality to you of Eirik Raude’s operations offshore Cuba, and whether they constitute a material investment risk for your security holders. In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that legislation requiring divestment from, or reporting of interests in, companies that do business with U.S.-designated state sponsors of terrorism recently has been adopted by Arizona and Louisiana.
Response. On January 15, 2004, we entered into a drilling contract with Repsol YPF Cuba S.A., a subsidiary of Repsol YPF, a major Spanish oil and gas exploration and production company, to drill one well offshore Cuba once we had completed our then current contract with EnCana Corporation offshore Canada. Pursuant to this contract, our drilling rig - the Eirik Raude - drilled one deepwater well for the client on a location 16 nautical miles offshore Cuba (at: N 23 27,5 w 082 01,0). The well was drilled in 1631 meters of water depth. The rig was never within the 12 nautical mile zone, thus remained in international waters throughout the entire operation. The Eirik Raude arrived at this location on May 29, 2004 and spent 54 days on location. After drilling this well, Eirik Raude moved to its next contract in UK waters.

The other material terms of the contract were industry standard and included provisions for mobilization and demobilization of the rig, appropriate indemnification of Ocean Rig and Repsol and typical termination provisions. Ocean Rig received total revenues from this contact of approximately $12 million, including mobilization and demobilization fees covering the transit period from Halifax, Canada to the location offshore Cuba and back. The total transit time was approximately 30 days. The revenue from drilling the well was approximately $8.2 million.
This short term contract was convenient as it fit well into our rig schedule by allowing us to keep the rig employed between two more important longer term drilling contracts in Canada and the UK/Norway.
Ocean Rig ASA is a Norwegian company. It carried out its operations in the waters offshore Cuba through a non-US subsidiary and no US persons were involved in those operations. Neither Ocean Rig ASA nor its non-U.S. subsidiaries are subject to the Cuba sanctions imposed by the United States. With regard to the sanctions legislation adopted by Arizona and Louisiana, it is our view based upon conversations with our counsel that such legislation is most likely unconstitutional as there are currently federal sanctions that cover the same matter. Moreover, we do not believe that such legislation, even if constitutional, would have applied to our activities. In any event, it is unlikely that the imposition of sanctions pursuant to such legislation would have a material impact on the Company.
Based upon our evaluation of Repsol, the terms of our contract with Repsol and Repsol’s reputation in the market, we did not view this contract as involving more or less risk than our other drilling contracts. In our view, the risks associated with this contract were standard industry risks. Since completion of the Repsol contract, we have entered into numerous contracts with major oil companies at historically high day rates. Our work offshore Cuba has not had a negative impact on our reputation in the market. We do not believe that as a non-US company performing this work for Repsol, that there was any special risk associated with the contract that should have been disclosed to our security holders.
The Company understands that it is responsible for the adequacy and accuracy of the disclosure in its 20-F filing and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact the undersigned again if you have any further questions or require more information about this matter.
Yours sincerely,
/s/ Christian Mowinckel
Christian Mowinckel
Interim Managing Director and SVP Finance
Ocean Rig AS, P.O. Box 409. NO 4067 Stavanger
Phone: + 47 51 96 90 99 Fax: + 47 51 96 90 99